Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.
99 George St., 3rd Floor
Toronto, Ontario
M5A 2N4

Item 2	Date of Material Change

The material changes occurred on or about October 2, 2009.

Item 3	News Release

News Releases were disseminated by Marketwire, Toronto, Ontario, on October 2, 2009.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) confirms its 100% earn-in interest in the Los Azules copper project in Argentina.

In addition, the Corporation has been advised by Minera Santa Cruz (“MSC”) that the San José Mine in Argentina is back in production as of October 2, 2009.

Finally, on September 30, 2009 Nils Engelstad, formerly legal counsel to the Corporation has been appointed to the position of Vice-President, Corporate Affairs.

Item 5.1	Full Description of Material Change

The Corporation confirms its 100% earn-in interest in the Los Azules copper project in Argentina. As previously announced, Minera Andes exercised its 100% earn-in option with respect to the Los Azules project effective June 1, 2009.  The Los Azules project was subject to a back-in right by Xstrata Copper.  This right expired on October 1, 2009, without being exercised. Minera Andes expects the transfer of all the Los Azules properties from certain Xstrata affiliates to be completed shortly.

In addition, the Corporation has been advised by Minera Santa Cruz (“MSC”) that the San José Mine in Argentina is back in production as of October 2, 2009. The San José Mine is operated by MSC, a joint venture between Hochschild Mining plc, and Minera Andes which has a 49% interest in the mine.

Finally, on September 30, 2009 Nils Engelstad, formerly legal counsel to the Corporation has been appointed to the position of Vice-President, Corporate Affairs.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is James K. Duff, Chief Operating Officer at (509) 921-7322.

Item 9	Date of Report

October 7, 2009